UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: AGREEMENT SIGNED WITH UNIONS, 3,000 REDUNDANCIES MANAGED WITH SOLIDARITY, EARLY RETIREMENT AND PROFESSIONAL RETRAINING

The conclusive framework agreement has been signed with the Trade Unions FISTel-CISL, UILCOM-UIL and UGL Telecomunicazioni

The content of the agreement will allow the company to overcome the spin-off of the Caring Services Division

Rome, 07 September 2015

Telecom Italia declares that the conclusive framework agreement in relation to the Group’s employment levels and aimed at adjusting the workforce to a cost-sustainable level in certain corporate areas, was today signed with the Trade Unions FISTel-CISL, UILCOM-UIL and UGL Telecomunicazioni, at the Ministry of Economic Development.

The agreement will manage the 3,000 redundancies to be made throughout the Group through solidarity contracts. More specifically, in addition to the 1,700 redundancies identified by the company, mainly in the Staff, Open Access Cross Activities and certain areas of the company Telecom Italia Information Technology, a further 1,300 are to be made regarding the Caring Services Division.

The Parties therefore undertake to reach specific corporate understandings within the next month, which will also relate to the use of article 4 of the Fornero Law, retraining and productivity interventions.  These instruments can all facilitate the management of redundancies whilst ensuring the sustainability of the cost of labour and, at the same time, safeguarding employment.

More specifically, in accordance with the provisions of the decree implementing the Enabling Act no. 183/14 on social shock absorbers, the application is envisaged for three years, of the solidarity contract to 2,800 redundancies under the scope of Telecom Italia S.p.A. and to 200 redundancies in the company Telecom Italia Information Technology S.r.l.

The agreement also envisages the application of early, voluntary redundancy (ex lege 223/1991) to be taken by 330 workers of Telecom Italia S.p.A..

Telecom Italia also confirms its willingness to revise the methods and tools used to facilitate the sustainable development of its business, if the evolution of the legislative framework should make new institutes available that would also help encourage a generational hand-over and a professional remix. This became very clear during negotiations at the Ministry of Economic Development and the great dedication and commitment shown in reaching today's agreement, must be acknowledged.

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.844.367,85 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

*****

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10.723.844.367,85 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager